Diamond Ranch
                                     Foods
                    555 West Street, New York, New York 10014
                (212) 807-7600 telephone (212) 807-7252 facsimile



February 14, 2006


U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E.
Washington, D.C.  20549-4561

ATTN:  Kathryn McHale

RE:      DIAMOND RANCH FOODS, LTD.
         AMENDMENT NUMBER FOUR TO REGISTRATION STATEMENT ON FORM 10-SB FILED FEBRUARY 6, 2006
         FILE NO. 000-51206

Dear Sir or Madam:

         This correspondence is submitted in response to your letter dated February 9, 2006 regarding the February 6, 2006 filing of Form 10-SB/A for Diamond Ranch Foods, Ltd. ("DFDR"). Please note that our document has been revised for re-filing pursuant to your comments and that additional disclosure is provided below:

Recent Sales of Unregistered Securities, page 21

1. We note your reference to a private sale of securities under Section 504 of Regulation D; please disclose, supplementally, the names of the ten individuals who participated in this offering and the number of shares each received. Feel free to fax this information to the attention of Kate McHale at fax: (202) 772-9208.

RESPONSE:      THE NAMES OF THE TEN  INDIVIDUALS  AND THE NUMBER OF SHARES  EACH
               RECEIVED AS  PARTICIPANTS IN THE OFFERING WILL BE SENT TO YOU VIA
               FAX ON 02/15/06 PER YOUR REQUEST.

Note 6 - Notes Payable, page F-14

2. We note your response and new disclosure related to comment 3 from our letter dated November 10, 2005. In future filings, please expand your disclosure to describe how you are able to receive a 0% interest rate on your exchange note.

RESPONSE:      WE HAVE NOTED THIS COMMENT AND WILL EXPAND  DISCLOSURE  IN FUTURE
               FILINGS TO DESCRIBE HOW WE ARE ABLE TO RECEIVE A 0% INTEREST RATE
               ON THE EXCHANGE NOTE.

Note 11 - Sales of Subsidiary, page F-18

3. We note your response and revised disclosure related to comment 6 from our letter dated November 10, 2005. In future filings, please disclose whether the sale of your subsidiary was to a related party. If so, please revise Note 7 accordingly.

RESPONSE:      WE HAVE NOTED THIS COMMENT AND WILL EXPAND OUR FUTURE  FILINGS TO
               DISCLOSE THAT THE SUBSIDIARY WAS SOLD TO AN UNRELATED PARTY.


         Thank you for all courtesies and cooperation extended in this matter.


Very truly yours,

DIAMOND RANCH FOODS, LTD.



By:____/s/ Joseph Maggio________________
         Joseph Maggio
         Chairman and CEO
















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